PREMIUM NICKEL REPORTS 5.86% NiEq IN ADDITIONAL ASSAY AND

PROVIDES PROJECT UPDATE AT SELEBI NORTH UNDERGROUND

(0.45 METRES of 5.86% NiEq (4.53% Ni, 2.10% Cu, 0.16% Co))

"By the end of March, we will have completed the underground drilling at Selebi North that will be included in our maiden Selebi NI 43-101 Mineral Resource Estimate. The objective of the Selebi MRE, expected in June, is to provide the basis to support the rapid redevelopment of these deposits using the existing shafts and infrastructure. The mineralization continues down plunge and down dip from beyond the drilling to be reported in the MRE, which is evidenced in recent drilling, BHEM results and historic drilling." - CEO, Keith Morrison

Toronto, Ontario, March 27, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to provide an update on activities and reports additional assay results from drilling at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North underground ("SNUG") mine in Botswana. Previous results for 42 holes were released in eight separate news releases between November 14, 2023 and March 5, 2024. This release highlights results for a further one hole and also summarizes results to-date including a summary of all drillholes released thus far, for an aggregate total of 18,120 metres in 50 holes.  Details of the assay results are shown below along with accompanying visuals (Figure 1, Figure 2, Figure 3 and Figure 4). Drill core photos for all highlighted holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company's website at www.premiumnickelresources.com.

Highlights to-date include:

  Completion of $21.6 million financing to fund initial Mineral Resource Estimate ("MRE") on Selebi Main and Selebi North (see news release December 2023).
  More than 28,000 metres of drilling completed as of the date of this news release from seven underground drill bays at Selebi North.
  Repeatedly encountering massive sulphide mineralization when drilling within the historic resource (see historic resource).
    SNUG-23-053 (South Limb): 6.05 metres of 2.76% NiEq (1.95% Ni; 1.23% Cu; 0.11% Co)
    SNUG-23-054 (N3 Limb): 6.85 metres of 3.97% NiEq (2.72% Ni; 1.97% Cu; 0.15% Co)
    SNUG-23-055 (South Limb): 15.30 metres of 2.95% NiEq (1.84% Ni; 1.85% Cu; 0.10% Co)

incl. 8.45 metres of 3.04% NiEq (2.15% Ni; 1.40% Cu; 0.11% Co)

and 3.00 metres of 2.98% NiEq (2.13% Ni; 1.28% Cu; 0.12% Co)

  SNUG-23-056 (South Limb): 30.45 metres of 2.85% NiEq (1.78% Ni; 1.81% Cu; 0.09% Co)

including 15.80 metres of 2.97% NiEq (1.73% Ni; 2.15% Cu; 0.09% Co)

and 12.10 metres of 3.12% NiEq (2.06% Ni; 1.73% Cu; 0.11% Co)

  SNUG-23-057 (N3 Limb): 9.55 metres of 3.90% NiEq (2.72% Ni; 1.81 Cu; 0.16% Co)
  SNUG-23-058 (N2 Limb): 12.95 metres of 2.45% NiEq (0.74% Ni; 3.23% Cu; 0.04% Co)

including 10.40 metres of 2.76% NiEq (0.69% Ni; 3.94% Cu; 0.04% Co)

  Frequently encountering massive sulphide mineralization when drilling down-dip and down-plunge of the historic resource at Selebi North.
    SNUG-23-017 (South Limb, 180 metres down plunge of historic resource):

 18.15 metres of 2.21% NiEq (1.27% Ni; 1.65% Cu; 0.06% Co)

incl. 6.25 metres of 3.23% NiEq (2.34% Ni; 1.40% Cu; 0.11% Co)

and 3.50 metres of 3.22% NiEq (1.06% Ni; 4.08% Cu; 0.05% Co)

  SNUG-24-089: (South Limb, 403 metres down-plunge and outside of the historic resource) intersected massive sulphide mineralization (assays pending, photos published see news release dated March 5, 2024).
  *NEW SNUG-24-094 (drilled 400 metres down plunge of N2): intersected massive sulphide mineralization (assays pending).
  New assay result with greater than 4% Nickel
    SNUG-23-069: (between N2 and N3 fold noses, outside historic resources):

 5.85 metres of 1.63% NiEq (1.17% Ni, 0.70% Cu, 0.06% Co)

incl. 2.25 metres of 2.50% NiEq (1.52% Ni, 1.64% Cu, 0.09% Co)

incl. 0.45 metres of 5.86% NiEq (4.53% Ni, 2.10% Cu, 0.16% Co)

  Significant Copper
    SNUG-23-026 (N3):

 4.10 m of 3.49% NiEq (1.52 % Ni, 3.65% Cu, 0.07% Co)

incl. 2.85 m of 3.56% NiEq (0.89 % Ni, 5.09% Cu, 0.05% Co)

  SNUG-23-036 (N2):

 10.45 m of 1.44% NiEq (0.48 % Ni, 1.82% Cu, 0.02% Co)

incl. 4.15 metres of 2.53%NiEq (0.48 % Ni, 3.97% Cu, 0.02% Co)

  Consistently reporting world-class assay results from ongoing drilling at Selebi North (see Appendix 1 and 2 for tables of assays and collars released to date)
    SNUG-23-064 (South Limb/N2): 102.80 metres of 2.20% NiEq (1.41% Ni, 1.30% Cu, 0.08% Co)
    SNUG-23-067 (South Limb/N2): 110.75 metres of 2.52% NiEq (1.52% Ni, 1.70% Cu, 0.08% Co)
    SNUG-23-057 (N3): 9.55 metres of 3.94% NiEq (2.72 % Ni, 1.81% Cu, 0.16% Co)
  Successfully mapping mineralization using Borehole Electromagnetic ("BHEM"), aiding drilling to extend mineralization below the legacy Selebi North resource. To date, 100% of the high conductance modeled plates correlate to massive sulphides within, down-dip and down plunge of the Selebi North historic resource.
  Exceptional initial hydrometallurgical test results demonstrating high leach rates of Cu, Ni, Co, and PGEs, with equally high extraction rates to precipitates (see news release dated February 22, 2024).
  On track to publishing the maiden Selebi MRE Q2 2024.

Keith Morrison, CEO of PNRL, commented: "By the end of March we will have completed the underground drilling at Selebi North that will be included in our maiden Selebi NI 43-101 Mineral Resource Estimate. The objective of the Selebi MRE, expected in June, is to provide the basis to support the rapid redevelopment of these deposits using the existing shafts and infrastructure. The mineralization continues down plunge and down dip from beyond the drilling to be reported in the MRE, which is evidenced in recent drilling, BHEM results and historic drilling. News flow will continue with assay results from the latest phase of underground drilling."

The primary focus of this drill program is to define mineralization down plunge of the existing workings that will be used to complete a MRE prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Assay results are given below in Table 1 for SNUG-23-069, and hole collar details are given in Table 2. Assay results and collar coordinates for all Selebi North underground drill holes received to date are provided at the end of this press release as Appendix 1 and 2. Figures 1 through 4 show the location of the holes relative to the historic resource and underground infrastructure.

The various mineralized zones have been historically mined and subsequently named N2 Limb, N3 Limb and South Limb to demarcate their location on the folded mineralized horizon. Additional drilling is needed to properly determine true width of mineralization on each limb and define the folded mineralization.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-069	264.75	270.60	5.85	1.17	0.70	0.06	N2/N3	1.63
incl.	264.75	267.00	2.25	1.52	1.64	0.09	N2/N3	2.50
*incl.	266.55	267.00	0.45	4.53	2.10	0.16	N2/N3	5.86
SNUG-23-069	510.50	513.30	2.80	2.20	1.42	0.10	N3	3.09

*Length refers to drillhole length and not true width. True widths of the South Limb are unknown.

**NiEq was calculated assuming a price of $US 7.86/lb for Ni, $US 4.00/lb for Cu and $US 12.95/lb for Co with no adjustments for recoveries and payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-069	35082.7	84843.1	-8.9	-42.8	235.2	545.1	Rig #2 880mL

The highlighted results from SNUG-23-069, drilled from 880 metre level, are significant for two reasons: the intercept is located on the limb between the N2 and N3 fold noses where there is no historic resource and this is the first nickel assay greater than 4% nickel.

Drilling and BHEM Continues

Three drills are currently active on the 810 metre level exploration drift. The two drill bays located at the southern most extent of the 810 metre level exploration drift allow for the evaluation of areas further down plunge and outside of the known historic resource estimate.

BHEM surveys are currently underway, with surveys completed in a total of twenty-five underground drillholes including nine 2024 holes drilled from the 810 metre level exploration drift evaluating the down plunge potential of the South Limb. Results from these surveys indicate that the mineralized zones continue down plunge of current drilling, permitting larger step-out intervals.

As of March 25, 2024, a total of 28,574 metres in eighty (80) drillholes have been completed from seven underground drill bays with three of those drillholes currently in-progress. Assay results for completed holes will be released as they are received and confirmed by the Company.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a 3 component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5 Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate referenced herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101 and/or obtain an updated MRE in respect of the Selebi Mines; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify mineralization down plunge of existing workings and the ability of such findings to be used to complete a MRE; the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources, Exploration Targets and modeled BHEM plates.

Figure 2: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

Figure 3: Detailed view showing location of drillholes reported and mentioned in this release

Figure 4: Long Section showing "southern hinge zone" with PNR 2022 Surface and 2023-2024 underground drillholes

Appendix 1. Assay Table: Selebi North Underground (SNUG-23-) Drill Holes To-Date

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-013	314.20	316.15	1.95	1.64	1.22	0.08	N3	2.39
SNUG-23-013	508.50	511.05	2.55	1.90	0.83	0.10	N3	2.49
SNUG-23-014	143.70	144.20	0.50	1.38	0.23	0.07	N2	1.61
SNUG-23-014	267.75	268.80	1.05	0.82	0.43	0.06	N3	1.14
SNUG-23-014	497.25	498.00	0.75	2.49	0.38	0.08	N3	2.82
SNUG-23-015	141.60	152.05	10.45	0.69	0.58	0.04	N2	1.05
incl.	141.60	142.15	0.55	1.38	0.57	0.07	N2	1.79
and	144.90	148.20	3.30	1.44	0.46	0.08	N2	1.81
and	149.00	152.05	3.05	0.35	1.30	0.02	N2	1.04
SNUG-23-015	309.55	317.20	7.65	0.53	0.30	0.04	N3	0.75
incl.	309.55	310.80	1.25	2.09	0.30	0.10	N3	2.41
and	316.25	317.20	0.95	0.90	1.13	0.12	N3	1.67
SNUG-23-015	401.40	404.25	2.85	0.53	0.35	0.03	N3	0.76
SNUG-23-016	168.45	174.55	6.10	0.53	1.02	0.03	N2	1.10
incl.	172.15	174.55	2.40	1.02	2.13	0.06	N2	2.20
SNUG-23-016	463.00	463.45	0.45	1.48	0.29	0.06	N3	1.73
SNUG-23-017	464.55	471.90	7.35	0.75	0.53	0.04	South	1.09
incl.	467.65	471.90	4.25	1.21	0.28	0.06	South	1.45
SNUG-23-017	505.45	523.60	18.15	1.27	1.65	0.06	South/N2	2.21
incl.	507.40	513.65	6.25	2.34	1.40	0.11	South/N2	3.23
and	519.70	523.20	3.50	1.06	4.08	0.05	South /N2	3.22
SNUG-23-018	171.80	181.65	9.85	0.77	0.95	0.04	N2	1.32
incl.	171.80	177.40	5.60	0.50	1.13	0.03	N2	1.12
and	179.20	181.65	2.45	1.75	0.72	0.09	N2	2.26
SNUG-23-018	268.20	268.75	0.55	3.15	3.48	0.10	N3	5.09
SNUG-23-018	466.40	471.20	4.80	0.87	1.96	0.05	N3	1.95
incl.	466.40	469.05	2.65	1.45	0.79	0.07	N3	1.97
SNUG-23-019				NSA	NSA	NSA
SNUG-23-024	266.20	267.75	1.55	1.54	0.37	0.07	N3	1.84
SNUG-23-025	242.00	244.75	2.75	0.68	0.79	0.04	South	1.15
SNUG-23-025	276.45	287.25	10.80	0.49	1.27	0.03	South	1.19
SNUG-23-025	289.90	296.10	6.20	0.67	0.57	0.03	South	1.01
SNUG-23-025	316.35	325.60	9.25	1.35	0.67	0.07	South	1.81

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-026	176.75	184.60	7.85	0.85	0.53	0.05	N2	1.20
incl.	177.00	180.90	3.90	1.13	0.71	0.06	N2	1.59
SNUG-23-026	325.10	329.20	4.10	1.52	3.65	0.07	N3	3.49
incl.	325.10	327.95	2.85	0.89	5.09	0.05	N3	3.56
SNUG-23-026	397.80	399.45	1.65	0.29	0.14	0.04	N3	0.43
SNUG-23-026	415.00	417.30	2.30	1.59	1.55	0.07	N3	2.49
SNUG-23-027	40.60	43.25	2.65	0.41	0.24	0.03	N2	0.59
SNUG-23-027	112.65	114.25	1.60	1.25	0.80	0.06	N2	1.76
SNUG-23-027	262.50	262.85	0.35	0.33	9.38	0.03	N3 Main	5.15
SNUG-23-028	168.05	178.00	9.95	0.61	1.50	0.03	SL	1.42
incl.	168.05	171.20	3.15	0.64	2.54	0.03	SL	1.98
and	175.35	178.00	2.65	1.04	1.54	0.05	SL	1.91
SNUG-23-028	184.25	187.80	3.55	1.40	0.54	0.07	SL	1.79
SNUG-23-028	194.60	205.35	10.75	1.15	1.40	0.06	SL	1.96
SNUG-23-028	210.70	211.75	1.05	2.07	3.76	0.11	SL	4.16
SNUG-23-028	215.00	228.50	13.50	1.34	0.84	0.07	SL	1.88
incl.	222.20	228.50	6.30	1.89	0.48	0.10	SL	2.30
SNUG-23-029				NSA	NSA	NSA
SNUG-23-030	287.80	289.35	1.55	2.05	2.03	0.11	N3	3.26
SNUG-23-031	131.25	132.15	0.90	1.19	0.72	0.06	SL	1.66
SNUG-23-031	148.45	154.85	6.40	0.64	0.79	0.03	SL	1.09
incl.	151.30	154.85	3.55	0.97	1.34	0.05	SL	1.73
SNUG-23-032	170.90	171.30	0.40	1.65	0.42	0.08	N2	1.99
SNUG-23-032	180.85	182.10	1.25	2.30	0.19	0.11	N2	2.58
SNUG-23-032	186.00	208.00	22.00	1.22	0.89	0.06	N2	1.77
incl.	192.55	206.00	13.45	1.52	1.17	0.07	N2	2.23
SNUG-23-032	221.75	222.40	0.65	1.44	1.10	0.07	N2	2.11
SNUG-23-032	443.95	444.20	0.25	1.63	1.39	0.10	N3	2.50
SNUG-23-033	43.40	50.30	6.90	0.79	0.33	0.04	N2	1.02
Including	43.40	45.30	1.90	1.50	0.22	0.05	N2	1.69
and	48.30	50.30	2.00	0.87	0.43	0.06	N2	1.19
SNUG-23-033	168.40	169.95	1.55	1.80	0.64	0.08	N3	2.26
SNUG-23-033	333.40	335.40	2.00	1.71	0.08	0.06	N3	1.85
*SNUG-23-034				NSA	NSA	NSA
SNUG-23-035	427.95	438.75	10.80	0.43	0.92	0.03	South	0.95
incl.	429.25	435.15	5.90	0.44	1.45	0.03	South	1.23

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-035	466.40	469.00	2.60	0.40	0.27	0.03	South	0.59
incl.	466.40	466.80	0.40	1.85	0.24	0.10	South	2.14
SNUG-23-036	148.00	158.45	10.45	0.48	1.82	0.02	N2	1.44
incl.	149.00	153.15	4.15	0.48	3.97	0.02	N2	2.53
SNUG-23-036	238.85	239.00	0.15	1.28	0.60	0.12	N2	1.78
SNUG-23-036	405.70	407.00	1.30	2.37	2.27	0.10	N3	3.69
SNUG-23-037	34.25	40.25	6.00	0.60	1.49	0.03	N2	1.41
incl.	34.25	36.40	2.15	0.27	3.50	0.01	N2	2.07
SNUG-23-037	182.80	185.10	2.30	0.34	1.74	0.02	N3	1.26
SNUG-23-037	228.75	232.20	3.45	0.52	1.45	0.07	N3	1.37
SNUG-23-038	47.90	51.55	3.65	1.05	1.27	0.04	N2	1.76
SNUG-23-038	60.00	62.35	2.35	0.62	0.94	0.02	N2	1.13
SNUG-23-038	65.40	70.10	4.70	0.53	2.09	0.05	N2	1.68
SNUG-23-038	77.25	85.85	8.60	0.48	0.93	0.03	N2	1.00
incl.	77.25	79.75	2.50	0.50	2.60	0.04	N2	1.89
SNUG-23-038	101.80	103.80	2.00	1.20	2.02	0.05	N2	2.31
SNUG-23-038	326.15	332.40	6.25	1.15	0.88	0.06	N3	1.70
SNUG-23-039	353.00	354.00	1.00	0.98	0.23	0.07		1.21
SNUG-23-039	361.30	361.60	0.30	0.48	2.20	0.07	N3	1.71
SNUG-23-039	365.60	366.60	1.00	0.81	0.76	0.04	N3	1.26
SNUG-23-050				NSA	NSA	NSA
SNUG-23-051	159.60	163.75	4.15	0.50	0.69	0.03	South	0.90
SNUG-23-051	182.10	183.40	1.30	0.37	1.47	0.02	South	1.15
*SNUG-23-052				NSA	NSA	NSA
SNUG-23-052A	140.40	148.00	7.60	0.97	0.97	0.05	N2	1.55
incl.	145.55	148.00	2.45	1.02	1.85	0.05	N2	2.04
SNUG-23-052A	238.45	238.75	0.30	2.68	0.07	0.07	N3	2.83
SNUG-23-052A	357.30	358.75	1.45	1.59	0.31	0.07	N3	1.86
SNUG-23-053	74.95	81.00	6.05	1.95	1.23	0.11	South	2.76
SNUG-23-053	95.40	98.00	2.60	1.05	0.65	0.05	South	1.46
SNUG-23-054	28.10	28.40	0.30	0.76	3.76	0.04	N2	2.74
SNUG-23-054	110.80	116.80	6.00	0.87	1.23	0.04	N3	1.56
incl.	111.25	114.80	3.55	1.37	1.49	0.06	N3	2.23
SNUG-23-054	182.25	189.10	6.85	2.72	1.97	0.15	N3	3.97

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-055	91.70	107.00	15.30	1.84	1.85	0.10	South	2.95
incl.	91.70	100.15	8.45	2.15	1.40	0.11	South	3.04
and	104.00	107.00	3.00	2.13	1.28	0.12	South	2.98
SNUG-23-056	119.90	150.35	30.45	1.78	1.81	0.09	South	2.85
incl.	122.10	137.90	15.80	1.73	2.15	0.09	South	2.97
and	138.25	150.35	12.10	2.06	1.73	0.11	South	3.12
SNUG-23-056	252.90	256.20	3.30	0.67	4.89	0.04	South	3.22
SNUG-23-056	257.90	260.50	2.60	1.13	0.73	0.06	South	1.60
SNUG-23-056	297.05	297.95	0.90	0.33	8.84	0.03	South	4.88
SNUG-23-056	307.85	312.90	5.05	1.81	0.49	0.10	N2	2.22
SNUG-23-057	32.45	41.45	9.00	1.08	0.50	0.06	N2	1.43
incl.	32.45	34.65	2.20	2.17	0.56	0.12	N2	2.65
and	37.15	41.45	4.30	1.01	0.70	0.05	N2	1.45
SNUG-23-057	45.70	47.65	1.95	0.88	1.10	0.05	N2	1.52
SNUG-23-057	79.70	87.30	7.60	0.88	1.00	0.04	N2/N3	1.45
SNUG-23-057	90.30	94.30	4.00	0.54	0.46	0.03	N2/N3	0.82
SNUG-23-057	190.40	199.95	9.55	2.72	1.81	0.16	N3	3.90
SNUG-23-058	43.55	56.50	12.95	0.74	3.23	0.04	N2	2.45
incl.	46.10	56.50	10.40	0.69	3.94	0.04	N2	2.76
SNUG-23-058	221.95	222.60	0.65	2.96	0.55	0.17	N3	3.52
SNUG-23-058	227.90	228.80	0.90	2.94	0.77	0.16	N3	3.60
SNUG-23-059	141.10	142.50	1.40	0.24	1.15	0.02	N2	0.86
SNUG-23-059	230.25	237.15	6.90	0.80	1.22	0.04	N3	1.49
incl.	230.25	236.00	5.75	0.71	1.29	0.04	N3	1.43
SNUG-23-059	368.55	371.75	3.20	0.49	0.34	0.04	N3	0.73
incl.	370.25	371.75	1.50	0.95	0.67	0.06	N3	1.39
SNUG-23-060	173.90	210.25	36.35	1.01	1.00	0.05	South	1.60
incl.	173.90	189.30	15.40	1.14	1.42	0.06	South	1.96
*Incl*	173.90	178.95	5.05	0.72	3.88	0.04	South	2.76
and	180.65	186.50	5.85	2.02	0.29	0.10	South	2.33
SNUG-23-060	195.20	199.30	4.10	1.44	1.00	0.08	South	2.08
SNUG-23-060	204.65	210.25	5.60	1.84	1.41	0.10	South	2.72
SNUG-23-060	283.15	321.35	38.20	1.06	0.97	0.06	South/N2	1.65
incl.	283.15	285.35	2.20	1.32	0.70	0.07	South	1.79
and	289.50	293.75	4.25	1.03	1.08	0.06	South	1.68

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
and	296.30	321.35	25.05	1.27	1.20	0.07	South/N2	2.00
*incl.*	299.00	307.30	8.30	1.98	1.72	0.10	South/N2	3.02
and	317.35	321.35	4.00	1.76	0.41	0.09	N2	2.12
SNUG-23-060	348.50	350.65	2.15	1.94	1.09	0.10	N2	2.66
SNUG-23-061	57.20	59.10	1.90	1.31	2.50	0.11	N2	2.76
SNUG-23-061	240.85	241.40	0.55	2.22	0.15	0.11	N3	2.48
SNUG-23-061	283.15	285.35	2.20	1.32	0.70	0.07	South	1.79
SNUG-23-062	168.90	189.75	20.85	0.85	1.35	0.04	N2	1.60
incl.	172.30	183.15	10.85	1.06	1.79	0.05	N2	2.05
SNUG-23-062	209.10	220.30	11.20	0.70	0.94	0.04	N2	1.24
incl.	211.00	214.00	3.00	0.39	2.32	0.03	N2	1.62
and	218.95	220.30	1.35	1.72	0.38	0.09	N2	2.06
SNUG-23-062	432.85	434.40	1.55	1.68	0.57	0.09	N3	2.12
SNUG-23-063	287.15	288.20	1.05	2.45	0.83	0.11	N3	3.05
SNUG-23-064	73.00	175.80	102.80	1.41	1.30	0.08	South/N2	2.20
incl.	91.20	177.95	86.75	1.66	1.55	0.09	South/N2	2.60
*incl.*	94.50	107.45	12.95	1.92	1.49	0.10	South	2.84
and	116.60	131.30	14.70	1.90	2.23	0.10	South	3.20
and	139.00	158.70	19.70	1.99	1.43	0.11	South	2.90
and	163.55	175.80	12.25	1.69	1.62	0.09	N2	2.66
SNUG-23-064	204.10	206.35	2.25	1.11	0.55	0.06	N2	1.49
SNUG-23-065	292.40	293.25	0.85	2.25	0.60	0.11	N3	2.74
SNUG-23-066	486.65	487.20	0.55	1.28	1.41	0.11	N3	2.18
SNUG-23-067	114.00	224.75	110.75	1.52	1.70	0.08	South/N2	2.52
incl.	114.00	119.25	5.25	2.26	0.76	0.12	South	2.84
and	124.00	135.30	11.30	1.38	3.33	0.07	South	3.19
and	136.90	151.55	14.65	2.06	1.58	0.11	South	3.05
and	154.50	172.00	17.50	2.08	1.87	0.11	South	3.21
and	174.90	182.30	7.40	2.11	2.03	0.11	South	3.32
and	194.30	202.40	8.10	2.25	3.70	0.11	South	4.31
and	207.70	219.30	11.60	1.61	1.60	0.08	South_N2	2.56
and	223.15	224.75	1.60	2.06	1.58	0.11	N2	3.05
SNUG-23-068	319.50	320.35	0.85	0.99	0.36	0.05	N3	1.26
SNUG-23-069	203.65	212.00	8.35	0.76	0.78	0.04	N2	1.22
SNUG-23-069	264.75	270.60	5.85	1.17	0.70	0.06	N2/N3	1.63
incl.	264.75	267.00	2.25	1.52	1.64	0.09	N2/N3	2.50
*incl.	266.55	267.00	0.45	4.53	2.10	0.16	N2/N3	5.86

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-069	510.50	513.30	2.80	2.20	1.42	0.10	N3	3.08
SNUG-23-071	276.60	279.90	3.30	1.60	0.58	0.08	N3	2.03
incl.	276.60	279.50	2.90	1.77	0.55	0.09	N3	2.20
SNUG-23-072	188.05	190.85	2.80	1.40	1.39	0.06	N2	2.21
SNUG-23-073	305.40	308.24	2.84	1.34	1.87	0.07	N3	2.41
SNUG-23-074	190.85	201.15	10.30	0.59	0.31	0.03	N2	0.80
incl.	190.85	196.40	5.55	0.93	0.54	0.05	N2	1.29
SNUG-23-075				NSA	NSA	NSA

NSA = no significant assays

*abandoned hole

**NiEq was calculated assuming a price of $US 7.86/lb for Ni, $US 4.00/lb for Cu and $US 12.95/lb for Co with no adjustments for recoveries and payabilities.

Appendix 2. Collar Table: Selebi North Underground (SNUG-23-) Drill Holes To-Date

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-013	35089.5	84760.8	-52.5	-43.8	226.5	545.1	Rig #1 935mL
SNUG-23-014	35089.3	84761.4	-52.4	-44.6	244.5	545.4	Rig #1 935mL
SNUG-23-015	35089.3	84760.7	-52.5	-37.4	224.4	523.7	Rig #1 935mL
SNUG-23-016	35083.5	84842.9	-9.0	-35.7	229.2	500.2	Rig #2 880mL
SNUG-23-017	35094.6	84759.5	-52.8	-35.3	155.3	548.8	Rig #1 935mL
SNUG-23-018	35083.6	84842.7	-9.0	-34.4	241.1	503.2	Rig #2 880mL
SNUG-23-019	34917.3	84909.7	-9.3	-44.1	268.3	149.2	Rig #3 895mL
SNUG-23-024	34917.3	84909.8	-8.4	-15.3	267.6	308.4	Rig #3 895mL
SNUG-23-025	35095.3	84760.3	-52.5	-32.2	157.0	551.3	Rig #1 935mL
SNUG-23-026	35083.7	84842.6	-9.0	-33.7	223.2	464.2	Rig #2 880mL
SNUG-23-027	34919.6	84906.8	-8.9	-28.0	214.6	314.4	Rig #3 895mL
SNUG-23-028	35095.4	84760.2	-52.0	-25.4	160.2	425.4	Rig #1 935mL
SNUG-23-029	35083.7	84843.0	-8.8	-40.9	253.4	299.2	Rig #2 880mL
SNUG-23-030	34918.5	84908.3	-8.9	-32.7	243.1	320.4	Rig #3 895mL
SNUG-23-031	35095.0	84759.7	-52.1	-18.9	148.9	191.7	Rig #1 935mL
SNUG-23-032	35082.5	84843.0	-8.9	-28.4	260.1	479.8	Rig #2 880mL
SNUG-23-033	34920.0	84906.2	-9.4	-32.7	204.6	370.3	Rig #3 895mL
SNUG-23-034	35094.6	84759.5	-52.6	-30.0	130.0	137.8	Rig #1 935mL

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-035	35094.6	84759.4	-52.4	-27.1	130.2	665.4	Rig #1 935mL
SNUG-23-036	35081.5	84843.4	-9.0	-21.6	259.7	443.2	Rig #2 880mL
SNUG-23-037	34919.8	84906.5	-8.8	-24.1	202.9	278.2	Rig #3 895mL
SNUG-23-038	34919.3	84907.2	-9.0	-36.9	220.9	374.3	Rig #3 895mL
SNUG-23-039	34918.9	84907.6	-9.2	-43.1	230.1	407.5	Rig #3 895mL
SNUG-23-050	35081.6	84843.4	-8.3	-37.9	260.6	302.0	Rig #2 880mL
SNUG-23-051	35094.4	84759.3	-51.9	-15.9	129.9	311.7	Rig #1 935mL
SNUG-23-052	35081.7	84843.7	-7.8	-17.0	255.0	5.1	Rig #2 880mL
SNUG-23-052A	35081.7	84843.7	-7.8	-17.5	255.2	395.0	Rig #2 880mL
SNUG-23-053	35095.1	84759.6	-51.5	-1.4	148.1	134.2	Rig #1 935mL
SNUG-23-054	34918.9	84907.5	-8.2	-12.5	224.5	224.4	Rig #3 895mL
SNUG-23-055	35094.4	84759.0	-50.8	-1.6	165.0	136.7	Rig #1 935mL
SNUG-23-056	35094.3	84759.1	-51.2	-13.9	164.9	354.0	Rig #1 935mL
SNUG-23-057	34918.2	84908.8	-7.8	-1.5	245.4	239.4	Rig #3 895mL
SNUG-23-058	34918.1	84908.8	-8.1	-11.5	246.1	257.8	Rig #3 895mL
SNUG-23-059	35081.6	84844.0	-7.7	-10.3	264.6	410.7	Rig #2 880mL
SNUG-23-060	35094.2	84759.2	-51.7	-28.4	163.9	373.7	Rig #1 935mL
SNUG-23-061	34917.5	84909.8	-7.9	-5.3	265.2	279.5	Rig #3 895mL
SNUG-23-062	35081.7	84844.1	-7.9	-20.6	268.1	455.4	Rig #2 880mL
SNUG-23-063	34917.0	84910.9	-7.9	-6.6	280.0	326.1	Rig #3 895mL
SNUG-23-064	35094.0	84759.1	-50.7	-1.6	175.1	239.2	Rig #1 935mL
SNUG-23-065	34917.2	84910.9	-8.3	-18.4	280.2	321.5	Rig #3 895mL
SNUG-23-066	35082.4	84843.4	-9.1	-40.7	247.3	538.4	Rig #2 880mL
SNUG-23-067	35094.0	84759.1	-51.1	-11.5	175.5	530.2	Rig #1 935mL
SNUG-23-068	34916.9	84911.5	-7.9	-5.7	292.3	368.8	Rig #3 895mL
SNUG-23-069	35082.7	84843.1	-8.9	-42.8	235.2	545.1	Rig #2 880mL
SNUG-23-070	35094.1	84758.7	-51.7	-20.8	173.6	599.0	Rig #1 935mL
SNUG-23-071	34918.0	84908.7	-8.9	-26.2	258.7	320.4	Rig #3 895mL
SNUG-23-072	35083.7	84841.7	-8.9	-21.4	209.9	231.6	Rig #2 880mL
SNUG-23-073	34918.1	84908.6	-8.9	-39.6	260.0	341.3	Rig #3 895mL
SNUG-23-074	35084.2	84842.6	-8.9	-30.9	211.1	257.1	Rig #2 880mL
SNUG-23-075	35084.6	84843.4	-8.9	-41.6	211.8	274.7	Rig #2 880mL